August 23 2007

Dan L. Halvorson
CFO and Treasurer
Novatel Wireless, Inc.
9645 Scranton Road
Suite 205
San Diego, CA 92121

> **Re: Novatel Wireless, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed on March 16, 2007**
> **Form 8-Ks Filed on May 1, 2007 and August 6, 2007**
> **File No. 000-31659**

Dear Mr. Halvorson:

We have reviewed your response letter dated August 6, 2007 and have the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-Ks Filed May 1, 2007 and August 6, 2007

1.   We note your response to our prior comment no. 5 where you indicate that you will revise your disclosure in future filings to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures (FAQ). We note, however, that you did not make any revisions to the Company's August 6, 2007 Form 8-K as the disclosures regarding "Use of non-GAAP Financial Measures" mirror the disclosures in your May 1, 2007 Form 8-K, which were the subject of our original

comment. It is not evident from your current disclosures why stock-based compensation expense would not impact ongoing operations as compensation expense is necessary to conduct your core operations. Thus, we are reissuing this comment. Tell us how you considered Question 8 of FAQ Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of your non-GAAP measures (i.e., non-GAAP income and non-GAAP EPS):

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Also, tell us why you did not include the reconciliation for Q2'07 non-GAAP net income and Q2'07 EPS in your Form 8-K filed on August 6, 2007. Supplementally provide your proposed revised disclosures with your response.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3730 if you have questions regarding this comment.

Sincerely,

Kathleen Collins
Accounting Branch Chief